SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1

Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: Ryanair Holdings PLC (IE00BYTBXV33)
2. Reason for the notification (please tick the appropriate box or boxes):

[x] An acquisition or disposal of voting rights
[ ] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify)iii:

3. Details of person subject to the notification obligationiv:
Name: UBS Group AG - UBS Investment Bank & Wealth Management		City and country of registered office (if applicable): Zurich, Switzerland
4. Full name of shareholder(s) (if different from 3)v: UBS AG
5. Date on which the threshold was crossed or reachedvi: 07 May 2025
6. Date on which issuer notified: 09 May 2025
7. Threshold(s) that is/are crossed or reached: 3% (9.A + 9.B)
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments(total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	0.50%	2.53%	3.03%	1,062,550,802
Position of previous notification (if applicable)	0.30%	2.57%	2.88%

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix		% of voting rights
	Direct	Indirect	Direct	Indirect
IE00BYTBXV33		5,308,684		0.50%
SUBTOTAL A		5,308,684		0.50%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
American Depositary Receipts (ISIN: US7835132033)		At any time	188,320	0.02%
Right to Recall of Lent Shares		At any time	36,948	0.00%
Right to Substitute Shares Delivered as Collateral		At any time	20,280,880	1.91%
Right to Recall American Depositary Receipts (ISIN: US7835132033)		At any time	575,526	0.05%
Call Options	16/05/2025		373,386	0.04%
		SUBTOTAL B.1	21,455,060	2.02%

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Swaps On Baskets	21/05/2025-07/09/2029		Cash	5,480,325	0.52%
Equity Swaps	13/06/2025-24/06/2025		Cash	197	0.00%
			SUBTOTAL B.2	5,480,522	0.52%

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

[X] Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UBS Group AG
UBS AG			3.01%

UBS Group AG
UBS AG			3.01%
UBS Europe SE

UBS Group AG
UBS AG			3.01%
UBS Switzerland AG

UBS Group AG
UBS AG			3.01%
UBS Americas Holding LLC
UBS Americas Inc.
UBS Securities LLC

11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date]

12. Additional informationxvi:

Done in Zurich on 09.05.2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 09 May, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary